Schedule 13E-4/A
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 3)

                         FIRST SOUTH AFRICA CORP., LTD.
                         ------------------------------
                                (Name of Issuer)


                         FIRST SOUTH AFRICA CORP., LTD.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                         (1) Redeemable Class A Warrants
                         (2) Redeemable Class B Warrants
                         -------------------------------
                         (Title of Class of Securities)

                                  (1) G34874118
                                  (2) G34874126
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             Henry I. Rothman, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
                     -------------------------------------
                       Name, Address and Telephone Number
                         of Person Authorized to Receive
                      Notices and Communications on Behalf
                        of the Person(s) Filing Statement

                                October 10, 1997
                     -------------------------------------
                       Date Tender Offer First Published,
                        Sent or Given to Security Holders

Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction Valuation*          |        Amount of Filing Fee
                                        |
           $13,519,092.72               |              $2,703.82
                                        |
--------------------------------------------------------------------------------
                      -------------------------------------

*In accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2), the transaction valuation and filing fee was calculated based on the closing bid price of $3.563 and $1.50 for the Class A Warrants and Class B Warrants, respectively,

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each as reported on the Nasdaq  SmallCap Market on October 7, 1997 multiplied by
2,735,940 and 2,513,959, the number of Class A Warrants and Class B Warrants, respectively, outstanding on such date.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $2,703.82
                          ------------------------------------------------------

Form or Registration No.:      Schedule 13E-4
                          ------------------------------------------------------

Filing Party:                  First South Africa Corp., Ltd.
              ------------------------------------------------------------------

Date Filed:                    October 10, 1997
              ------------------------------------------------------------------

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            This  Amendment  No. 3 (the  "Amendment")  to  Issuer  Tender  Offer
Statement on Schedule 13E-4 filed on October 10, 1997, as amended on October 14, 1997 and November 14, 1997 (the "Statement") is being filed by First South Africa Corp., Ltd., a Bermuda corporation (the "Company"), and relates to the offer by the Company to holders of its outstanding Redeemable Class A Warrants Common Stock Purchase Warrants (the "Class A Warrants") and Redeemable Class B Warrants (the "Class B Warrants" and, together with the Class A Warrants, the "Warrants"), upon and subject to the terms and conditions set forth in the Offering Circular dated October 10, 1997 (the "Offering Circular"), filed as Exhibit (a)(i) to the Statement, of (i) two shares of the Company's common stock, par value, par value $.01 per share (the "Common Stock"), in exchange for three Class A Warrants and three Class B Warrants, (ii) two shares of Common Stock in exchange for five Class A Warrants and/or (iii) two shares of Common Stock in exchange for ten Class B Warrants (collectively, the "Exchange Offer").

            This Amendment is being filed to amend the Items of the Statement as set forth below as a result of (i) the elimination of the requirement that the Company receive the tender of at least 75% of the Class A Warrants and 75% of the Class B Warrants for the Company to effect the Exchange Offer and (ii) the extension of the expiration date of the Exchange Offer to 5:00 p.m. New York City time, on Tuesday, November 25, 1997, unless further extended. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

ITEM 8.                 Additional Information.

            Item 8(e) of the Statement is amended by adding the following:

                        The Offering  Circular is hereby  amended to reflect (i)
            the elimination of the requirement that the Company receive the tender of at least 75% of the Class A Warrants and 75% of the Class B Warrants for the Company to effect the Exchange Offer and (ii) the extension of the Expiration Date of the Exchange Offer to 5:00 p.m. New York City time on Tuesday, November 25, 1997, unless further extended, and that tenders may be withdrawn prior to the Expiration Date and unless theretofore accepted for exchange, may be withdrawn after 5:00 p.m., New York City time, on Friday, December 26, 1997.

ITEM 9.                 Material to Be Filed as Exhibits.

            Item 9 of the Statement is amended by adding the following exhibit:

                        (a)(xi) Press Release, dated November 19, 1997.


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                                    SIGNATURE


                        After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        FIRST SOUTH AFRICA CORP., LTD.


                                        By:    /s/ Clive Kabatznik
                                            ------------------------
                                                 Clive Kabatznik
                                                    President


Date:   November 19, 1997

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                                  EXHIBIT INDEX


Exhibit No.          Description                                        Page No.
-----------          ------------                                       --------

9(a)(xi)             Press Release, dated November 19, 1997.


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